SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                               to

Commission file number 1-9912

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation
Post Office Box 2518, Station M
1000 Seventh Avenue SW
Calgary, Alberta T2P 5C6

1.                                       The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.                                       The Consent of Independent Accountants which is attached hereto as Exhibit “B”.

3.                                       The Certification of the President and Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “C”.

4.                                       The Certification of the Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “D”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Employee Savings and Profit Sharing Plan for
Canadian Employees of NOVA Chemicals Corporation

	/s/ Sheila O'Brien	/s/ Larry A. MacDonald
	Signature	Signature

	SHEILA O’BRIEN	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	June 30, 2003

EXHIBIT A

Financial Statements

NOVA Chemicals Corporation
Employees’ Savings and Profit Sharing Plan
December 31, 2002

AUDITORS’ REPORT

To the Directors of
NOVA Chemicals Corporation

We have audited the statement of accumulated net assets of the Employees’ Savings and Profit Sharing Plan of NOVA Chemicals Corporation as at December 31, 2002 and the statement of plan continuity for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the accumulated net assets of the Plan as at December 31, 2002 and the changes in accumulated net assets of the Plan for the year then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 18, 2003	Chartered Accountants

NOVA Chemicals Corporation

Employees’ Savings and Profit Sharing Plan

STATEMENT OF ACCUMULATED NET ASSETS

As at December 31

	2002 $	2001 $

Investments, at market value
NOVA Chemicals Corporation 946,002 common shares (2001 – 1,024,775) with a book value of $27,917,080 (2001 - $28,985,448)	27,330,008	31,511,826
Segregated short term investment fund	4,029,607	4,167,727
Accumulated net assets	31,359,615	35,679,553

See accompanying notes

On behalf of the Savings Plan Administrators:

NOVA Chemicals Corporation

Employees’ Savings and Profit Sharing Plan

STATEMENT OF PLAN CONTINUITY

Year ended December 31

	2002 $	2001 $

Accumulated net assets, beginning of year	35,679,553	27,421,637

Contributions
Employee payroll deductions	10,181,026	10,379,976
Employer	1,363,559	11,504,052
	11,544,585	21,884,028
Investment income
Interest	94,809	148,395
Dividends	349,876	356,062
Change in unrealized gain (loss) on investments [note 3]	(3,113,448)	1,804,490
	(2,668,763)	2,308,947
	44,555,375	51,614,612
Withdrawals	(4,703,072)	(2,773,787)
Cash payout	(10,210,550)	(13,871,544)
Net realized gain on sale of NOVA Chemicals Corporation common shares	1,717,862	710,272

Accumulated net assets, end of year	31,359,615	35,679,553

See accompanying notes

NOVA Chemicals Corporation

Employees’ Savings and Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.                   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Employees’ Savings and Profit Sharing Plan (the “Plan”) are as follows:

(a)               Investments in NOVA Chemicals Corporation (“NOVA Chemicals”) common shares are carried at market value which is determined using listed market prices.

(b)              Investments in the segregated short term investment fund comprise treasury bills, banker’s acceptances and short term notes, and are recorded at cost.

2.                   PROVISIONS OF THE PLAN

(a)               Participation is automatic for all employees of NOVA Chemicals and certain affiliates providing they have been employed by the participating companies for longer than one year.

(b)              Members can invest in:

[i]                  Ineligible NOVA Chemicals common shares which are NOVA Chemicals common shares not subject to the hold restriction described in item 2(b)[ii] (participation: 1,841 members; 2001 - 1,887 members).

[ii]               Eligible NOVA Chemicals common shares which are NOVA Chemicals common shares subject to a hold restriction that prohibits the sale or withdrawal of these shares for approximately one calendar year after the end of the year in which they were acquired.  These shares attract a purchase contribution equal to 20% of the amount an employee invests in the eligible common shares (participation: 1,688 members; 2001 - 1,761 members).

[iii]            A segregated short term investment fund which is a pool of certain debt securities (participation: 2,111 members; 2001 - 2,172 members).

(c)               Employer contributions:

[i]                  A basic savings contribution equal to 4% of an employee’s base monthly salary and paid through NOVAComp Credits.

[ii]               A profit sharing contribution of 0% to 6% of an employee’s base annual salary contingent upon NOVA Chemicals’ annual net income in comparison to a net income target set by the Board of Directors.

[iii]            20% share purchase incentive as described in item 2(b)[ii] above.

1

(d)              Member contributions:

[i]                  Members can contribute up to 14% of their salary, of which up to 8% (including the basic contribution of 4%) can be designated for investment in eligible NOVA Chemicals common shares as described in item 2(b)[ii] above.

(e)               Withdrawals:

[i]                  Members may withdraw their total account twice every calendar year, except as specifically restricted in item 2(b)[ii] above.

3.                   UNREALIZED GAIN ON INVESTMENTS

The unrealized gain on investments is comprised of the following:

Adjustment to Market $

December 31, 2001	2,526,378
Change in unrealized gain during year	(3,113,448)
Unrealized gain (loss) on investments at December 31, 2002	(587,070)

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[ERNST & YOUNG LETTERHEAD]

EXHIBIT B

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our report dated March 18, 2003, with respect to the financial statements of the Employees’ Savings and Profit Sharing Plan of NOVA Chemicals Corporation included in this Annual Report on Form 11-k for the year ended December 31, 2002.

Calgary, Canada	Chartered Accountants
June 30, 2003

EXHIBIT C

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Jeffrey M. Lipton, President and Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Jeffrey M. Lipton
Jeffrey M. Lipton
President and Chief Executive Officer

Calgary, Alberta

June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT D

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Larry A. MacDonald, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Larry A. MacDonald
Larry A. MacDonald
Senior Vice President and Chief Financial Officer

Calgary, Alberta

June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.